Filed by City National Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
Commission File No.: 1-10521
Date: April 20, 2015

Posted on City National Corporation's internal website

City National CEO Featured in CSQ Magazine
City National Bank Chairman & CEO Russell Goldsmith discusses the $5.4-billion merger with Royal Bank of Canada and his advocacy for Los Angeles' civic and cultural strengths

Russell Goldsmith: Stepping to the Top Rung
City National Bank Chairman & CEO Russell Goldsmith discusses the $5.4-billion merger with Royal Bank of Canada and his advocacy for Los Angeles' civic and cultural strengths
By Whitney Vendt
Photo by Dennis Roy Coronel
This post appears in CSQ – C-Suite Quarterly Q2 2015

Last summer, Russell Goldsmith received a follow-up phone call from Dave McKay of Royal Bank of Canada (RBC). McKay wanted to know: Would Goldsmith be interested in meeting for dinner in San Francisco to resume their discussion about a possible merger? The two CEOs met previously in 2013 in Beverly Hills where McKay, then RBC's Group Head of Personal & Commercial Banking, first pitched the concept, outlining why he thought the two institutions would coalesce nicely.
"I told him then, 'That's very nice, but we're not for sale,'" Goldsmith recalls. "City National has never been for sale. But I have a very simple policy, as the CEO of a public company, that if somebody with a reputable, solid firm says they'd like to meet, I am obligated to at least have the meeting." This open mindset and willingness to listen turned out to be a harbinger of things to come.
"They asked if we could continue to stay in touch and I said, 'Sure, I'm happy to get to know you guys better." Eight months later, plenty had changed, including McKay's status: He was on the verge of becoming CEO. Goldsmith accepted the San Francisco dinner invitation and, as the conversation progressed over the next few months, it became clear that the opportunity was too good to miss. It was a rare situation in which merging would be good for not just the firms' shareholders, but also their clients, colleagues, and the communities in which they were based.
The companies complemented each other perfectly: There was virtually no overlap between the two banks, so the deal would result in very few job eliminations, systems would not need to be consolidated, and the established brands would be able to enhance, rather than replace, each other. City National would benefit by being able to offer its private and commercial banking and mortgages to RBC's 340,000 U.S. wealth management client households; they would also gain access to the vibrant entertainment markets of Toronto, Vancouver, and London, and they could expand their balance sheet, offering their clients greater credit capabilities. In return, RBC would gain access to City National's wealth management, private and business banking, and entertainment industry expertise.
Russell Goldsmith, Chairman & CEO
AGE 65
RESIDENCE Los Angeles
EDUCATION Harvard College, Harvard Law School
FIRST JOB "Sweeping a neighbor's porch when I was 10. He paid me a quarter."
ON HIS WRIST Rolex, a gift from his wife, Karen
IN HIS GARAGE Tesla
BUSINESS OVER A DRINK The Four Seasons in New York
CAN'T-MISS EVENTS City National Bank's Annual Leadership Meeting and his family Thanksgiving
LAST BOOK READ Stress Test: Reflections on Financial Crises, by Tim Geithner
"This kind of opportunity just doesn't come along very often, if at all," Goldsmith acknowledges. "I can't think of another potential acquirer that would have been a better combination for all four of our constituencies." Goldsmith will remain as Chairman and CEO of City National for at least the next three years after the merger closes later this year and will then be responsible for RBC's extensive U.S. wealth management capabilities as well. The bank will continue to remain headquartered in Los Angeles and its mission and focus will stay the same. "This merger with RBC will reinforce the momentum we have and allow us to do more of what we are already doing," says Goldsmith. And what they're doing is working. 2014 was City National's most successful year in its 61-year history – an impressive feat when you consider that the company has been profitable for a remarkable 87 consecutive quarters.
Altogether, what had started as a simple dinner became a seven-month process – with City National code named 'Laker' in reference to the basketball team – culminating in the January 22, 2015, public announcement that the merger had become reality: RBC was buying City National in a $5.4B deal estimated to be completed by the fourth quarter of 2015.
"It's not what most people think of when they imagine your typical bank merger," Goldsmith clarifies. "City National's shareholders will have changed, but almost everything else remains the same – except then City National will be able to provide more. At the time of the deal, City National was the 25th-largest bank in the United States with $32B in assets. It will keep its name and, to a large extent, its autonomy, but will now be powered by the 5th-largest financial firm in North America with approximately $800B in assets and a AA credit rating.
Goldsmith with his father, Bram, outside City National Plaza
 Growing With the Family Business
The fact that City National is able to maintain its brand – and the reputation it has built itself on – is a key aspect of its attraction to RBC in the first place. City National specializes in private and business banking and in wealth management, particularly for A-list celebrities, high net-worth individuals, small businesses, and key industries such as entertainment services. The company's experience in working with such clients, and its ties to the entertainment industry, go way back.
Russell Goldsmith's grandfather, Ben Maltz, co-founded City National with Alfred Hart in 1954 to cater to entrepreneurs, professionals, and growing small businesses in Los Angeles, where clients could receive the personal attention and utmost discretion that the bank continues to provide to this day. Hart's Hollywood connections and celebrity relationships helped shape City National's identity as an institution that would go to bat for friends in high places in times of dire need. In 1963, when Frank Sinatra, Jr. was kidnapped from Harrah's Lake Tahoe, it was Hart who produced $240,000 on short notice for the cash ransom.
Russell's father, Bram Goldsmith, took the reins as CEO from 1975 to 1995, then passed them on to Russell, who credits both Maltz and his father for instilling strong values in him, especially how to deal with people in business and how to maintain a sense of integrity. He particularly remembers his father's maxim, "A deal is a deal," reflecting the importance the former CEO placed on making firm commitments and living up to them.
Both his grandfather and his father worked through challenging economic times: the Great Depression, the major recession of 1974-75, and the economic challenges of the early 1990s. The financial crisis of 2008 serves as Russell's greatest challenge to date, but even though it was a difficult period, he was able to lead the company through the recession in a way that allowed it to continue to grow. "We were able to weather the recession, stay profitable and grow significantly, largely because we didn't make the mistakes others made going into it," he recollects. "We had no subprime loans, no credit default swaps, no toxic securities. But, of course, we had to tighten our belts."
City National Bank
FOUNDED 1954
TICKER SYMBOL CYN
HEADQUARTERS Los Angeles
OFFICES 75
EMPLOYEES 3,500
2014 NET INCOME $255.8mm
NOTEWORTHY CLIENTS Sports teams (The Golden State Warriors); law firms (Loeb & Loeb; Munger, Tolles & Olson); private equity firms (Ares Management); public personalities (Wolfgang Puck); stage productions (The Book of Mormon)
CORPORATE PHILANTHROPIC ENDEAVORS Annual corporate giving is nearly $5mm. Workplace giving raised $1.2mm in 2014. Since its introduction in 2005, Reading is The way up®  has provided 300,000 books and $1mm to schools.
City National Plaza, a downtown Los Angeles cornerstone
And the company continued to make loans and invest, adding to its footprint, adding people, and maintaining its commitment to meeting the needs of clients. Because the company was strong going into the recession, it was able to continue to be profitable and act on opportunities to grow. City National had bought 12 banks prior to the recession, and after the crisis, acquired 4 more banks, two investment companies, and Rochdale Investments. "We came out of the recession twice as big as we were before [in terms of assets], and as a result we can do more for our clients today," Goldsmith says.
It goes to show what perseverance, integrity, and optimism can do for a company, and how values passed down between generations can have a broad impact across time. "I was lucky to have my grandfather for many, many years. He lived well into his nineties. I remember meeting with him in Manhattan when I was going to school back East. We were walking back from dinner and he said to me, 'It really doesn't matter what you do, just be the best at it.' The values I gained from him and growing up in my family are a big part of who I am today."
Although Goldsmith has served on the CNB board since 1978, he did not initially start out working at City National. After earning his juris doctor at Harvard Law School, he got his start as an entertainment attorney. This led to a position as head of Republic Pictures, where he became exactly the kind of client City National specializes in serving. "I think my background as an entertainment lawyer, then as an executive – even my involvement as vice-chairman of the San Diego Padres in the '90s – have helped me to see the world from our clients' point of view. I see myself as an entrepreneur, and most of our clients are entrepreneurs in one way or another."
TV Producer Tom Werner, who serves as chairman for the Boston Red Sox, first met Goldsmith when both were students at Harvard College. Goldsmith was having a hamburger with a girl Werner wanted to meet. Although things never worked out with the girl, Goldsmith and Werner became college roommates. One spring break, Goldsmith invited Werner, an East Coast native, to his home in Beverly Hills. Even then, Goldsmith's staunch advocacy for Los Angeles was compelling. The two have remained close friends and business associates ever since.
Goldsmith was Werner's attorney when he started Carsey-Werner Company (responsible for The Cosby Show, Roseanne, That '70s Show, and many others) and helped Werner put together the bid to acquire the San Diego Padres in 1990. "Russell and I are avid baseball fans," says Werner. "Aside from bringing the parties together, he was quite helpful in managing the asset." Aside from being "incredibly bright," Werner says Goldsmith is an incredibly warm and engaging leader. "I've talked with a number of people who have worked for him at City National. He's clear on what his goals are, and he's a very good motivator."
Having firsthand experience in law and entertainment, in addition to being raised in a real estate family, Goldsmith learned to understand how to run his company wisely, particularly grasping the importance of having the right people and the right culture in that company.
"I try to create a culture where people can speak up," he says. "I love taking a fresh look at the company with people who are new. When I hire, I look for the character of the person and their curiosity. I want them to have questions for me. If someone says, 'You guys are doing everything perfect,' that's not the person for me."
Despite having just closed a $5.4B deal, City National is not what Goldsmith sees as his greatest accomplishment. "My family is first, followed by the success of City National, but neither of these accomplishments is mine alone," he clarifies. Goldsmith credits his wife, Karen, for much of his family's success, and his colleagues and Board of Directors for helping him build City National into what it is today.
Photo by Dennis Roy Coronel
Community Ties Translate Into Corporate Wins
Goldsmith's attitude toward teamwork and building relationships extends to the community as well. The RBC deal allows him to extend the bank's network in California, Nevada, and New York into other parts of North America – and the world – particularly with regard to the firm's entertainment services.
"Entertainment is a global business and we want to be able to provide for all of our entertainment clients' financial needs, wherever our clients are," he says. City National has already focused its services in cities like Nashville, Atlanta, and New York for this very reason; the partnership with RBC will give them capabilities in Vancouver and Toronto as well.
"Once this merger is complete, we'll be able to seamlessly serve our clients with their productions in Canada, and we're looking at RBC's bank charter in London as an opportunity to bring wealth management and banking services to people on the ground there as well," he adds. "It would be an important step, making City National the go-to platform for financial services for the entertainment industry across the English-speaking world."
RBC's partnership with City National is likely to have an impact on Los Angeles too, not just in a business capacity, but in indirect ways as well. "Back in 2006, Mayor Antonio Villaraigosa and I were discussing the fact that there's something like a million more people in Los Angeles than there were 30 years ago, but no more jobs had been created to meet that need," Goldsmith points out. The two leaders began discussing ways to create more jobs and grow the economy without straining the city's budget. They ended up forming an ad hoc blue-ribbon committee to figure out what their options were. "I think it is a great question government at every level should be asking themselves and they often don't," Goldsmith observes. "Antonio, to his credit, wanted to ask that question."
Goldsmith with former LA Mayor Antonio Villaraigosa
The committee spent approximately 18 months coming up with a hundred ideas. They identified the Port of Los Angeles and LAX as the two biggest job generators in Southern California, both directly and indirectly. Both entities are controlled by the City of Los Angeles, and together, they generate more jobs than any other single entity. As of 2006, LAX had not been renovated since the 1984 Olympics and was ripe for an upgrade. The committee submitted its recommendations at the beginning of 2008. Twelve months later, nothing had happened.
Rather than let their recommendations expire, Goldsmith and several others involved in the committee decided to form a group to keep progress moving forward. "We didn't want to be just another pro-business group; there is already a Chamber of Commerce, and a Business Federation, and other business groups," Goldsmith recalls. Instead, they formed the Los Angeles Coalition for the Economy and Jobs, a group focused on highlighting initiatives that would benefit from the attention of policy makers. "We wanted a group that's bipartisan, that brings together business, labor, nonprofits, educational institutions, and government to rally around issues and solutions that are good for all the constituents in Southern California."
Its 62 members comprise a Who's Who of influencers across industries, including Wallis Annenberg, Ted Craver, Maria Elena Durazo, and Ed Roski. While the group is making progress, it has not all been smooth sailing. The Coalition's support for moving the North Runway at LAX further north to meet safety standards has met with resistance from the residents of Westchester. But the group doesn't shy away from controversial issues and has stood tall in support of issues such as federal funding for LA's growing subway system, immigration reform, and railway expansion at the Ports of Los Angeles and Long Beach. Progress is being made. "Virtually all the terminals at LAX are going to be remodeled and one terminal's going to be torn down. The Bradley International West Terminal opened about a year ago, and they're now planning to do a further west, so-called 'midfield' terminal."
Why is this important? Economists have estimated that a single international flight coming into LAX every day, 365 days a year, generates approximately 3,000 jobs in the region directly or indirectly. An attractive international terminal is important, but so too is having the infrastructure to accommodate increased air traffic, as well as keeping up with technology; for example, expanded runways and gates that can accommodate the double-decker "superjumbo" Airbus A380, Boeing's 747-8, and the 787s that many international carriers are beginning to favor.
Goldsmith with his wife Karen
While this may all seem far from the goals and mission of City National and RBC, Goldsmith sees it differently. "The Coalition's role is to support and help policymakers, to push for responsible constructive economic policies that foster quality job growth, and prod a little bit," he emphasizes. "So what we also do is articulate why certain policies do or don't make sense, help them make connections, reach out to people that matter, make introductions, and be a voice for them." You can imagine just how powerful the voices of those connections are, when you consider the level of clientele City National serves, and what it can add to that network once it has partnered with RBC.
This idea of reaching out, of working together to build wealth and community, is at the heart of City National's mentality. It is reflected in its motto, "The way up," symbolized by a stylized ladder icon, which Goldsmith sports as a small pin on the lapel of his jacket. It's a motto that Goldsmith gladly wears on his sleeve as well.
"I feel very committed to Los Angeles," he states. "I've just joined the board [of directors] of Cedars Sinai, so I'm actually going to be doing more for the community. I'm going to continue to live here, our business is going to be headquartered here, my offices will be [in Beverly Hills] and in Downtown LA." Knowing full well that change is a part of growth, Goldsmith leads the upward trajectory of his institution with integrity, adherence to his values, and the considerable clout of a new partnership.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corporation successfully; and other factors that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes.
We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation's 2014 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014 Annual Report under the heading "Overview and Outlook – Economic and market review outlook" and for each business segment under the heading "Outlook and priorities".

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Royal Bank of Canada has filed with the SEC a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of City National Corporation and a preliminary Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders can obtain a free copy of the preliminary proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the preliminary proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the preliminary proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.
PARTICIPANTS IN THE SOLICITATION
Royal Bank of Canada, City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Royal Bank of Canada's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2015 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 10, 2015.  Information regarding City National Corporation's directors and executive officers is available in City National Corporation's proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, may be obtained by reading the above-referenced preliminary proxy statement/prospectus and other relevant materials filed with the SEC and the definitive proxy statement/prospectus when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.